

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





April 2, 2007



Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/2/2007

Re: General Motors Corporation
Incoming letter dated February 5, 2007

Dear Ms. Larin:

This is in response to your letters dated February 5, 2007 and March 19, 2007 concerning the shareholder proposal submitted to General Motors by John Lauve and Louis Lauve. We also have received a letter on the proponents' behalf dated February 6, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 5, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit part of the proposal received on December 29, 2006 from John and Louis Lauve (Exhibit A) from the General Motors Corporation proxy materials for the 2007 Annual Meeting of Stockholders. The proposal would request the Board of Directors to amend GM's certificate of incorporation or bylaws to provide that the Corporation should have between ten and 14 directors "with any change in this range (except a very brief unforeseen change) requiring a bylaw change." General Motors intends to omit a portion of the supporting statement for the proposal under Rule 14a-8(i)(3) as false and misleading in violation of the proxy rules.

The third paragraph in the combined proposal and supporting statement states:

> Our board size should be established at a reasonable range and not randomized simply to thwart Mr. Kirk Kirkorian [sic] or another investor group which could have a positive impact on the price of our stock. A permanent range of 10 to 14 could make our company more attractive for a profitable offer and concurrently incentivize our management to turnaround our company now that Mr. Kirkorian [sic] has sold his stock.

The last paragraph repeats this thought:

> A range of 10 to 14 directors can better incentivize our management to turnaround our company.

Section 2.1 of GM's bylaws currently states, "The number of directors, which may be changed from time to time by resolution of the board, is 12," and there are currently 12 directors, as approved by the Board and disclosed in GM's Form 10-Q for the quarter ended September 30, 2006.

Rule 14a-8(i)(3) states that a proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material. See Bank of America Corporation (January 12, 2007). The supporting statement seems to assert that GM has "randomized" the size of its Board of Directors "simply to thwart" our former stockholder Kirk Kerkorian (through Tracinda Corporation, in which he is a major shareholder) or other potential investors. The assertion that the size of GM's Board is random—i.e, determined by chance—is false; the bylaws establish an initial size of 12 and authorize the Board to make changes by resolution. In establishing the number of directors, the Board is subject to its fiduciary duty to act with due care in the best interest of the Corporation and its stockholders, and it is derogatory to call their actions random.

Moreover, the allegation that the current bylaw, which sets a number that may be changed by Board action, was motivated by a desire to thwart Mr. Kerkorian or any other potential investor is unsupported and illogical. The proposal, like GM's current bylaw, would permit the Board to change the number of directors, either by selecting a number within the range or by extending the range, under section 109 of the General Corporation Law of Delaware and GM's Certificate of Incorporation. It is not evident why a range of ten to 14 directors "could make our company more attractive for a profitable offer," much less provide incentive to management to turnaround GM, and it is misleading to stockholders to claim that by establishing a minimum and maximum number of directors this proposal would make GM a more attractive target for acquisition or would make management more highly motivated.

Because we believe that these assertions are false and misleading, we believe it would be appropriate to end the third paragraph after "at a reasonable range" and to delete the final paragraph.

Please inform us whether the Staff will recommend any enforcement action if these portions of the supporting statement are omitted from the proxy materials for General Motors' 2007 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: John Chevedden

Exhibit A

[Rule 14a-8 Proposal, December 28, 2006]
3 – Optimum Board Size

Resolved: Optimize the size of our Board. Shareholders request that our Board initiate an appropriate process to amend our company's charter or bylaws to provide that the size of our board have a range of 10 to 14 members. Thus a board resolution will not be needed to vary the size of our board within this flexible range. Amending our company's charter or bylaws accordingly is an essential part of this proposal. The Securities and Exchange Commission stated that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment.

We believe that a board size of less than 10 is too small for a company as large and diverse as General Motors. And a board size of more than 14 tends to be unwieldy and thus be dominated by the Chairman for which it responsible to oversee.

Our board size should not be fixed at a set number such as 12 as it was in October 2006 to thwart Mr. Kirk Kirkorian. A range of 10 to 14 could make our company more attractive for a profitable offer and concurrently incentivize our management to turnaround our company now that Mr. Kirkorian has sold his stock.

Former GM director Jerome York said, "...I have not found an environment in the board room that is very receptive to probing much beyond the materials provided by management (and too often, at least in my experience, materials are not sent to the board ahead of time to allow study prior to board discussion). For obvious reasons I can understand why that environment exists, but in the sense that all parties' interests are fully aligned around long term shareholder value creation, that environment has been a puzzle to me."

The Corporate Library http://www.thecorporatelibrary.com/ an independent investment research firm said that Mr. York's quote tends to confirm their worst suspicions about the GM board, that despite all efforts to comply with the most widely recognized best practice standards for sound corporate governance, the board remains fundamentally flawed and ineffective. Even as The Corporate Library applauds their recent adoption of majority voting standards for directors, as requested by shareholder vote, and their thus-far successful efforts to keep GM out of bankruptcy, we agree with Mr. York's sad lament: "I have grave reservations concerning the ability of the company's current business model to successfully compete in the marketplace with those of the Asian producers." Barring significant, fundamental changes in attitude and strategic commitment, this remains a board that is far more likely than not to oversee the continued long-term decline of once mighty General Motors. Source: The Corporate Library.

A range of 10 to 14 directors can better incentivize our management to turnaround our company than an inflexible number of 12 directors.

Optimum Board Size
Yes on 3

Notes:
John Lauve, 200 N. Saginaw, Holly, MI 48442 and Louis Lauve, 3900 Watson Place, N.W. 2G-B, Washington, DC 20016 sponsor this proposal.

Stock will be held until after the annual meeting and the proposal will be properly presented at the annual meeting.



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

March 19, 2007

BY FAX
Dan Morris
Securities and Exchange Commission

Dear Dan:

As we discussed, I am sending the revised proposal GM received from John and Louis Lauve dated December 29, 2006. This should replace the December 28 proposal attached to my letter dated February 5, 2007 as Exhibit A.

Sincerely,

Anne T. Larin
Attorney

[Rule 14a-8 Proposal Update, December 29, 2006]

3 – Optimum Board Size

Resolved: Optimize the size of our Board. Shareholders request that our Board initiate an appropriate process to amend our company's charter or bylaws to provide that the size of our board will have a range of 10 to 14 members with any change in this range (except a very brief unforeseen change) requiring a bylaw change. Amending our company's charter or bylaws accordingly is an essential part of this proposal unless it is absolutely impossible. The Securities and Exchange Commission stated that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment.

We believe that a board size of less than 10 is too small for a company as large and diverse as General Motors. And a board size of more than 14 tends to be unwieldy and thus be dominated by the Chairman for which it responsible to oversee.

Our board size should be established at a reasonable range and not randomized simply to thwart Mr. Kirk Kirkorian or another investor group which could have a positive impact on the price of our stock. A permanent range of 10 to 14 could make our company more attractive for a profitable offer and concurrently incentivize our management to turnaround our company now that Mr. Kirkorian has sold his stock.

Former GM director Jerome York said, "...I have not found an environment in the board room that is very receptive to probing much beyond the materials provided by management (and too often, at least in my experience, materials are not sent to the board ahead of time to allow study prior to board discussion). For obvious reasons I can understand why that environment exists, but in the sense that all parties' interests are fully aligned around long term shareholder value creation, that environment has been a puzzle to me."

The Corporate Library http://www.thecorporatelibrary.com/ an independent investment research firm said that Mr. York's quote tends to confirm their worst suspicions about the GM board, that despite all efforts to comply with the most widely recognized best practice standards for sound corporate governance, the board remains fundamentally flawed and ineffective. Even as The Corporate Library applauds their recent adoption of majority voting standards for directors, as requested by shareholder vote, and their thus-far successful efforts to keep GM out of bankruptcy, we agree with Mr. York's sad lament: "I have grave reservations concerning the ability of the company's current business model to successfully compete in the marketplace with those of the Asian producers." Barring significant, fundamental changes in attitude and strategic commitment, this remains a board that is far more likely than not to oversee the continued long-term decline of once mighty General Motors. Source: The Corporate Library.

A range of 10 to 14 directors can better incentivize our management to turnaround our company.

Optimum Board Size
Yes on 3

Notes:

John Lauve, 200 N. Saginaw, Holly, MI 48442 and Louis Lauve, 3900 Watson Place, N.W. 2G-B, Washington, DC 20016 sponsor this proposal.

Stock will be held until after the annual meeting and the proposal will be properly presented at the annual meeting.

From: CFLETTERS
Sent: Wednesday, February 07, 2007 9:01 AM
To:
Cc:
Subject: FW: General Motors Corp. (GM) Shareholder Position on Company No-Action Request (John Lauve)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, February 07, 2007 1:49 AM
To: CFLETTERS
Cc: Anne Larin
Subject: General Motors Corp. (GM) Shareholder Position on Company No-Action Request (John Lauve)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 6, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

General Motors Corp. (GM)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Optimum Board Size John Lauve

Ladies and Gentlemen:

This is an initial response to the company February 5, 2006 no action request.

Apparently the company argument is centered on the use of ³randomized.² According to the exhibit below, previously the number of Directors would range between eight and 20 without any further action by the board:

Form 8-K for GENERAL MOTORS CORP
3-Oct-2006
³Amendments to Articles of Inc. or Bylaws; Change in Fiscal Year, Other Events ³ITEM 5.03 (a) Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year On October 3, 2006, the Board of Directors of General Motors Corporation ("GM" or the "Corporation") amended sections 1.7, 1.8, 2.1 and 2.2 of the Corporation's bylaws dealing with director elections and adopted a new bylaw, section 1.12, dealing with procedures for stockholder action by written consent, all effective immediately. Š Section 2.1 has been amended to specify the number of Directors as 12, to provide that the Board may change the number of Directors by resolution, and to eliminate a provision that the Board determined the number of Directors between eight and 20.²

Thus from the previous range of 8 to 20 directors, the company recently picked the number of directors to be 12. No reason was given above for the number of 12.

Now if an investor, acquiring approximately 10% of the company stock (as Mr. Kerkorian held in 2006) , wanted to have a particular director on the board, like Mr. York, such investor could have an additional hurdle. It might first be necessary to contact the board to increase the number of directors to 13. Difficulties associated with increasing the number of directors could also end up making it less attractive for such an investor to make a profitable offer to current stockholders for their stock.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
John Lauve
Louis Lauve
Anne Larin <anne.t.larin@gm.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 2, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 5, 2007

The proposal requests that the board initiate an appropriate process to amend the company's charter or bylaws to provide that the size of the board will have a range of 10 to 14 members with any change in this range requiring a bylaw change.

We are unable to concur in your view that General Motors may exclude portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that General Motors may omit portions of the supporting statement from its proxy statement in reliance on rule 14a-8(i)(3).

Sincerely,



Gregory Belliston
Attorney-Adviser

END